Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 12, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F__✓___   Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

         This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 8, 2005, entitled “UPDATE OF REFINANCING IN NEWLY ACQUIRED CZECH AND ROMANIAN SUBSIDIARIES”.

8 July 2005

UPDATE OF REFINANCING IN NEWLY ACQUIRED CZECH AND ROMANIAN SUBSIDIARIES

Vodafone Group Plc today announces the completion of the bond redemption by Oskar Mobil a.s (“Oskar”) and the expiry of the bond tender and consent solicitation by MobiFon Holdings B.V. (“MobiFon”) launched on 6 June 2005.

OSKAR

Oskar redeemed :

•                  35% of outstanding notes at a price of €1,075 per €1,000 principal amount on 7 July 2005 using the proceeds of an equity issue from Oskar Holdings N.V.; and

•                  65% of outstanding notes at a price of €1,182.70 per €1,000 principal amount on 8 July 2005 using intra-group funding.

Following settlement of these two redemption provisions, no Oskar Notes will remain outstanding.

On 30 June 2005, Oskar also repaid the entire principal amount outstanding on the CSK 6,606,000,000 and €40,000,000 Credit Facility dated 6 October 2004 between Oskar, J.P. Morgan Limited and other financing banks, Oskar Holdings N.V. and Oskar Finance B.V..

MOBIFON

The tender offer by Mobifon for its 222,750,000 12.5% Notes due 2010 (the “Notes”) expired on 6 July 2005.

MobiFon has accepted for cancellation Notes in the following principal amounts:

Description	Description	Principal Amount of Notes accepted for cancellation	Percentage of principal amount of Notes accepted for cancellation	Principal amount of Bonds outstanding (after cancellation of Bonds accepted by MobiFon)
12.5% Notes due 2010	CUSIP: 607054AB9 ISIN: US607054AB95	$16,170,000	7.26%	$206,580,000

For further information:

Vodafone Group Plc

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations

Charles Butterworth

Darren Jones

Sarah Moriarty

Tel: +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel: +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 12, 2005	By:	/s/	S R SCOTT
	Name:		Stephen R. Scott
	Title:		Company Secretary